UNITED STATES*
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             (Amendment No. ____)*


                                Trex Company Inc
                ------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   89531P105
                                 --------------
                                 (CUSIP Number)


                               June 26, 2014
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [   ]     Rule 13d-1(b)

          [ X ]     Rule 13d-1(c)

          [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 89531P105

                1.  Name of Reporting Person:

		    Division of Investment, Department of Treasury,
		    State of New Jersey

                2.  Check the Appropriate Box if a Member of a Group:
                    (See Instructions)

                    (a)  [   ]

                    (b)  [   ]


                3.  SEC Use Only


                4.  Citizenship or Place of Organization of
		    each Reporting Person: U.S.A.

Number of       5.  Sole Voting Power:    1,733,000
Shares Bene-
ficially
Owned by Each   6.  Shared Voting Power:  0
Reporting
                7.  Sole Dispositive Power:      1,733,000

                8.  Shared Dispositive Power:		0

                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person:   1,733,000

               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares: (See Instructions)

               11.  Percent of Class Represented by Amount in Row (9):

		    5.16%






	       12.  Type of Reporting Person: (See Instructions)

		    OO

		    The Division of Investment is a government entity which manages and invests the monies of the Consolidated Police & Firemen Pension Fund, the Judicial Retirement System, the Police & Firemen Retirement System, the Prison Officer Pension Fund,the Public Employee Retirement System,the State Police Retirement System and the
		    Teacher Pension & Annuity Fund,the State of New
		    Jersey Cash Management Fund, Supplemental Annuity Collective Trust (a 403b plan), a portion of the NJBEST Fund (a 529 college savings plan)as well as several funds under the New Jersey State
		    Employees Deferred Compensation Program (a 457 plan).

ITEM 1.

          (a)       Name of Issuer:

		    Trex Company Inc

          (b)       Address of issuer's Principal Executive Offices:

                    160 Exeter Drive
                    Winchester, VA 22603-8605
                    USA

ITEM 2.

          (a)       Name of Person Filing:

                    Division of Investment, Department of Treasury, State of New Jersey

          (b)       Address of Principal Business Office:

                    50 West State Street, 9th Floor
		    PO BOX 290
                    Trenton, NJ 08625-0290

          (c)       Citizenship of each Reporting Person:

                    U.S.A.

          (d)       Title of Class of Securities:

                    Common Stock

          (e)       CUSIP Number:  89531P105


ITEM 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) Broker or dealer registered under section 15 of the (15 U.S.C. 78o).

          (b)       Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).

          (c)       Insurance company as defined in section 3(a)(19)
                    (15 U.S.C. 78c).

          (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) An investment adviser in accordance with Sec. 240.13d-1 (b)(1)(ii)(E).

	  (f) An employee benefit plan or endowment fund in accordance with Sec. 140.13d-1(b)(1)(ii)(F).

	  (g) A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G).

	  (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	  (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	  (J)       A non-U.S. institution in accordance with Rule
		    240.13d-1(b)(1)(ii)(J).

	  (k)       Group, in accordance with Sec. 240.13d-1(b)1(ii)(J).


ITEM 4.   Ownership

	 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

          (a)    Amount beneficially owned:  1,733,000

          (b)    Percent of class:           5.16%

          (c)    Number of shares as to which the person has:

	  	(i)	Sole power to vote or to direct the vote:
			1,733,000

	 	(ii)	Shared power to vote or to direct the vote:
			0

		(iii)	Sole power to dispose or to direct the disposition of:
			1,733,000

	 	(iv)	Shared power to dispose or to direct the disposition of:
			0


Instruction. For computations regarding securities which represent a right to acquire an underlying security see Sec. 204.13d-3(d)(1).


ITEM 5.  Ownership of Five Percent or Less of a Class

	 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
	 securities, check the following [   ].

Instruction:  Dissolution of a group requires a response to this item.


ITEM 6.   Ownership of More than Five Percent on Behalf of another Person.

	  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

	  Not applicable.

ITEM 8.   Identification and Classification of Members of the Group

          Not applicable.

ITEM 9.   Notice of Dissolution of Group

	  Not applicable.


ITEM 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



				SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			Date: July 1, 2014





		By: /s/ Christopher McDonough
   			------------------------------
        		Christopher McDonough
        		Director

			Division of Investment, Department of
			Treasury, State of New Jersey